X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

02 DEC 30 AM 8:29

December 19, 2002

02060828

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated December 19, 2002).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

dlw 1/9

X-Cal Resources Ltd.

TSX/XCL **December 19, 2002**

News Release

X-Cal Awards Announced

The winners of the first annual X-Cal Awards were announced last night (December 18, 2002) at the Christmas meeting of the Geological Society of Nevada (GSN).

A list of geological talent was honored for contributing to a new understanding of the potential of the Sleeper Gold District located in Humboldt County, Nevada.

Each of the people on the Award List will receive a Certificate of Appreciation from X-Cal Resources Ltd. The Company has also made a donation to the GSN Foundation on behalf of each award winner.

The people who are listed have contributed to the assembly and documentation of the Sleeper Gold District in both formal and informal ways since 1993. They are being recognized at this time as the management of X-Cal believes that the recent Geological Due Diligence Report by Larry Kornze and Jeffrey Phinisey is a milestone which has confirmed the potential of the Sleeper Gold Project. (The report is available at www.x-cal.com under "Current Reports".)

X-Cal has targeted 64,000 ft. of drilling for Sleeper to begin testing of eight target areas within the 30 square mile gold district. Drilling is expected to commence with testing of the "chicken track" area a.s.a.p. in January (see release dated December 12, 2002).

The official list of award winners is attached. (See page 2)

••••••••

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*

Official List of X-Cal/GSN Awards of Appreciation for Contribution to the Sleeper Gold Project

John Wood – The discoverer of Sleeper for participation in the X-Cal 3D model project team and general assistance

Dr. Barry Smee – A top geo-chemist for the Sleeper District soil geochemistry

Winthrop Rowe, MSc. – Special recognition for his overview of the District potential and ongoing contributions to the project

Lee York – Prospector for the Alma Property

Keith Blair, MSc. – For coordinating the Sleeper 3D model team and ongoing contribution

Larry Martin – Structural geology and ongoing contribution

Larry Kornze – Senior Nevada geologist for his Geologic Due Diligence report

Jeffrey Phinisey, MSc. – Senior Nevada geologist, Geologic Due Diligence report

Vic Chevillon – Senior Nevada geologist, overall concept, and new data

Terry White – A top geophysicist, for very high quality geophysics

Informal Contributors

David Mathewson –Senior Nevada geologist for early recognition of the Sleeper Gold system

Ken Synder –Senior Nevada geologist for early recognition of the Sleeper Gold system

The above list of 12 have contributed to the new understanding of the potential of the Sleeper Gold District in Humboldt County, Nevada.

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245   *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*